UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FLOMO RESOURCES, INC.
(Name of small business issuer in its charter)

Nevada	1000	20-5424041
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Flomo Resources, Inc. 502 East John Street, Carson City, Nevada, 89706
(Address of principal executive offices)

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021
817.282.5885 (phone)
817.2525886 (fax)
(Name, address and telephone number of agent for service)

Copies of all communication to:

Flomo Resources, Inc.
502 East John Street, Carson City, Nevada, 89706

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the
Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$25,000	2,500,000	$0.01	$2.67

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1____    Alternative 2    X

Subject to Completion, Dated September 19, 2006

PROSPECTUS

Flomo Resources, Inc.

2,500,000 Shares of Common Stock

The selling shareholder named in this prospectus is offering 2,500,000 shares of common stock of Flomo Resources, Inc. at a fixed price of $0.01. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.01 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders that are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The fixed offering price of $0.01 may not reflect the market price of our shares after the offering.

__________

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

__________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by		Selling Agent	Proceeds to Selling
Selling Shareholder	Price To Public	Commissions	Shareholder
Per Share	$0.01	Not applicable	$0.01
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	$25,000	Not applicable	$25,000

Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Flomo Resources will pay these expenses.

This Prospectus is dated September 19, 2006.

PART I

PROSPECTUS SUMMARY

Flomo Resources, Inc.

Flomo Resources, Inc. (“Flomo” or the “Company”) was organized under the laws of the State of Nevada on June 21, 2006 to explore mining claims in the Province of British Columbia, Canada.

Flomo was formed to engage in the exploration of mineral properties for gold. The Company has staked a prospect that contains of two mining claims, 200 kilometers north of Vancouver BC. We refer to these mining claims as the Jewel Gold Mine property (“Jewel Gold”).

We are an exploration stage company and we have not realized any revenues to date. We do not have sufficient capital to enable us to commence and complete our exploration program. We will require financing in order to conduct the exploration program described in the section entitled, "Business of the Issuer." Our auditors have issued a going concern opinion, raising substantial doubt about Flomo financial prospects and the Company’s ability to continue as a going concern.

We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Our offices are located at 502 East John Street, Carson City, Nevada, 89706

THE OFFERING

Securities offered	2,500,000 shares of common stock

Selling shareholder(s)	Jason Gin
Offering price	$0.01 per share

Shares outstanding prior to the offering	10,000,000 shares of common stock

Shares to be outstanding after the offering	10,000,000 shares of common stock

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT WE DO NOT KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY ADVERSELY AFFECT OUR BUSINESS. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS REGISTRATION STATEMENT ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY

THE COMPANY HAS NEVER EARNED A PROFIT. THERE IS NO GUARANTEE THAT WE WILL EVER EARN A PROFIT.

From our inception on June 21, 2006 to the period ended on August 31, 2006 the Company has not generated any revenue. The Company does not currently have any revenue producing operations. The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

OUR COMPANY WAS RECENTLY FORMED, AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. We face all of the risks inherent in a new business. If we fail, your investment in our common stock will become worthless. From inception of June 21, 2006 to the period ended on August 31, 2006, we incurred a net loss of $20,855 and did not earn any revenue. The Company does not currently have any revenue producing operations. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

WE HAVE NO OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN OUR GOLD EXPLORATION ACTIVITIES.

The Company has no history of operations. As a result of our brief operating history, there can be no assurance that that we will be successful exploring for gold. Our success to date in entering into ventures to acquire interests in exploration blocks is not indicative that we will be successful in entering into any further ventures. Any future significant growth in our mineral exploration activities will place additional demands on our Executive Officer, and any increased scope of our operations will present challenges due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate additional exploration opportunities in which we can participate. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE MR. JASON GIN, OUR SOLE OFFICER AND DIRECTOR, DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Mr. Jason Gin, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. He lacks technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, he may not be fully aware of the specific requirements related to working within this industry. His decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

WE ARE CONTROLLED BY MR. JASON GIN, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, YOU MAY HAVE NO EFFECTIVE VOICE IN OUR MANAGEMENT.

Upon the completion of this offering, Mr. Jason Gin, our sole Executive Officer and Director, will beneficially own approximately 75% of our issued and outstanding common stock. Mr. Gin will exercise control over all matters requiring shareholder approval, including the possible election of additional directors and approval of significant corporate transactions. If you purchase shares of our common stock, you may have no effective voice in our management.

WE ARE SOLELY GOVEREND BY MR. JASON GIN, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

Mr. Jason Gin, our sole Executive Officer and Director makes decisions such as the approval of related party transactions, the compensation of Executive Officers, and the oversight of the accounting function. Accordingly, there will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, Mr. Gin will exercise full control over all matters that typically require the approval of a Board of Directors. Mr. Gin’s actions are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company from the corporate governance perspective.

Our sole Executive Officer and Director exercises control over all matters requiring shareholder approval including the election of Directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by Mr. Gin, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

WE ARE CONTROLLED BY MR. JASON GIN, OUR SOLE OFFICER AND DIRECTOR, AND, AS SUCH, THE COMPANY MAY LACK THE ABILITY TO SUCCESSFULLY IMPLEMENT ITS GROWTH PLANS.

Mr. Jason Gin, our sole Executive Officer and Director, has no career experience related to mining and mineral exploration. Accordingly, Mr. Gin may be unable to successfully operate and develop our business. We cannot guarantee that we will overcome this obstacle. There may be additional risk to the Company in that Mr. Gin may lack the ability to successfully implement growth plans given that the absence of an executive management team, and that all plans rely exclusively on the ability and management of Mr. Gin, our Executive Officer and Director.

SINCE OUR SOLE EXECUTIVE OFFICER AND DIRECTOR IS NOT A RESIDENT OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST HIM.

Shareholders may have difficulty enforcing any claims against the Company because Mr. Gin, our sole Executive Officer and Director, resides outside the United States. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where the assets are located.

BECAUSE OUR SOLE EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

It is possible that the demands on Mr. Jason Gin, our sole Executive Officer and Director, from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Gin may not possess sufficient time to manage our business if the demands of managing our business increased substantially.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Mineral deposit estimates included here, if any, have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves. If the Company's exploration program locates a mineral deposit, there can be no assurances that any of such deposits will ever be classified as reserves.

WE ARE SENSITIVE TO FLUCTUATIONS IN THE PRICE OF GOLD, WHICH IS BEYOND OUR CONTROL. THE PRICE OF GOLD IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

The price of gold can fluctuate. The price of gold has been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of gold include the demand from consumers for products that use gold, economic conditions, over supply from secondary sources and costs of production. Price volatility and downward price pressure, which can lead to lower prices, could have a material adverse effect on the costs or the viability of our projects.

MINERAL EXPLORATION AND PROSPECTING IS HIGHLY COMPETITIVE AND SPECULATIVE BUSINESS AND WE MAY NOT BE SUCCESSFUL IN SEEKING AVAILABLE OPPORTUNITIES.

The process of mineral exploration and prospecting is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for gold deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire projects of value, which, ultimately, become productive. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

All mining is regulated by the government agencies at the Federal and Provincial levels in Canada. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from government agencies before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

The possibility of more stringent regulations exists in the areas of worker health and safety, the dispositions of wastes, the decommissioning and reclamation of mining and milling sites and other environmental matters, each of which could have an adverse material effect on the costs or the viability of a particular project.

MINING AND EXPLORATION ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY FEDERAL AND PROVINCIAL GOVERNMENTS. FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF COMMON STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on the Company’s Common Stock and does not anticipate paying any such dividends in the foreseeable future.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE AND WE WILL LOSE EVERYTHING THAT WE HAVE INVESTED AND EXPENDED TOWARDS THESE CLAIMS.

We must complete mineral exploration work on our mineral claims and keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims.

BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of our independent auditors, on our audited financial statements for the period ended August 31, 2006, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.

RISKS RELATED TO THIS OFFERING AND OUR STOCK

WE WILL NEED TO RAISE ADDITIONAL CAPITAL, IN ADDITION TO THE FINANCING AS REPORTED IN THIS REGISTRATION STATEMENT. IN SO DOING, WE WILL FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING. THERE CAN BE NO ASSURANCE THAT THIS ADDITIONAL CAPITAL WILL BE AVAILABLE OR ACCESSIBLE BY US.

Flomo Resources will need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration and development costs or, if the capital is available, that it will be available on terms acceptable to the Company. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected. If we are able to raise additional capital, we cannot be assured that it will be on terms that enhance the value of our common shares.

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK IN THE FUTURE, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments.

THERE IS NO MARKET FOR OUR COMMON STOCK, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

IF A PUBLIC MARKET FOR OUR STOCK IS DEVELOPED, FUTURE SALES OF SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

If a public market for our stock is developed, then sales of Common Stock in the public market could adversely affect the market price of our Common Stock. There are at present 10,000,000 shares of Common Stock issued and outstanding.

OUR STOCK IS A PENNY STOCK. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD’S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51 -1” of the Securities and Exchange Commission (the “SEC”). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g -9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

(iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons

(iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers

(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this prospectus include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and products and other factors. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. These forward-looking statements address, among others, such issues as:

  the amount and nature of future exploration, development and other capital expenditures,

  mining claims to be drilled,

  future earnings and cash flow,

  development projects,

  exploration prospects,

  drilling prospects,

  development and drilling potential,

  business strategy,

  expansion and growth of our business and operations, and

  our estimated financial information.

In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties outlined in this prospectus under "Risk Factors". These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this prospectus. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this prospectus are made as of the date of this prospectus and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The selling shareholder or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at a fixed price of $0.01 and at an offering period of four months from the date of this prospectus. The selling shareholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
  an exchange distribution following the rules of the applicable exchange;
  privately negotiated transactions;
  short sales that are not violations of the laws and regulations of any state of the United States;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at the fixed price per share of $0.01; and
  a combination of any such methods of sale or any other lawful method.

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholder to include the pledgee, transferee or other successors-in-interest as selling shareholder under this prospectus. The selling shareholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholder also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholder also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the selling shareholder from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. A selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling shareholder that is an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the selling shareholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the selling security holder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

BUSINESS OF THE ISSUER

GLOSSARY OF MINING TERMS

Archean

Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

Assaying	Laboratory examination that determines the content or proportion of a specific metal (ie: gold) contained within a sample. Technique usually involves firing/smelting.

Conglomerate

A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

Cratons	Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

Development Stage

A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Dolomite Beds	Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

Doré	Unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold.

Dyke or Dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration Stage	An “exploration stage” prospect is one which is not in either the development or production stage.

Fault

A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

Feldspathic	Said of a rock or other mineral aggregate containing feldspar.

Fold	A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage

Foliation	A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

Formation	A distinct layer of sedimentary rock of similar composition.

Gabbro

A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

Geochemistry	The study of the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

Geophysicist	One who studies the earth; in particular the physics of the solid earth, the atmosphere and the earth’s magnetosphere.

Geotechnical	The study of ground stability.

Gneiss

A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

Granitic	Pertaining to or composed of granite.

Heap Leach

A mineral processing method involving the crushing and stacking of an ore on an impermeable liner upon which solutions are sprayed that dissolve metals such as gold and copper; the solutions containing the metals are then collected and treated to recover the metals.

Intrusions	Masses of igneous rock that, while molten, were forced into or between other rocks.

Kimberlite	A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

Lamproite	Dark-colored igneous rocks rich in potassium and magnesium.

Lithospere	The solid outer portion of the Earth.

Mantle	The zone of the Earth below the crust and above the core.

Mapped or Geological	The recording of geologic information such as the distribution and nature of rock

Mapping	Units and the occurrence of structural features, mineral deposits, and fossil localities.

Metavolcanic	Said of partly metamorphosed volcanic rock.

Migmatite	A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

Mineral	A naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization	A natural occurrence in rocks or soil of one or more metal yielding minerals.

Mineralized Material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Mining

Mining is the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Outcrop	That part of a geologic formation or structure that appears at the surface of the earth.

Pipes	Vertical conduits.

Plagioclase	Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

Probable Reserve

The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Production Stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

Proterozoic

Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Reserve

The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Sedimentary	Formed by the deposition of sediment.

Shear	A form of strain resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relatively to each other in a direction parallel to their plane of contact.

Sill	A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

Strike	The direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.

Strip	To remove overburden in order to expose ore.

Till

Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

Unconformably	Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Vein	A thin, sheet like crosscutting body of hydrothermal mineralization, principally quartz.

Wall Rock	The rock adjacent to a vein.

GENERAL OVERVIEW

Flomo Resources, Inc. was incorporated in the State of Nevada on June 21, 2006. Flomo Resources was formed to explore for gold. The Company has staked a prospect that contains 2 mineral claims, 200 kilometers north of Vancouver BC. We refer to these mining claims as the “Jewel Gold Property” or “Jewel Gold”.

We are an exploration company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

On August 21, 2006 Flomo Resources purchased the Jewel Gold property for USD $20,000.

The Jewel Gold Property is located about 200 km north of Vancouver, BC. The property is located approximately 10 km northwest of the town of Goldbridge and 15 to 20 km NW of the prolific Bralorne-Pioneer Gold Mines, in the famed Bridge River Gold Mining Camp. Access to the claims area is via logging roads and an old mine road from the Goldbridge area; current road status is unknown.

The Jewel Gold Property lies on the north spur of Mount Penrose, between Roxey Creek and Jewel Creek at elevations from 1650 metres (5400’) to 1850 metres (6100’).

The alpine elevation of the claims area receives an annual snowfall persisting from November until early June. The working season is generally sunny and hot, with moderate to low rainfall. Wildlife consists of black and grizzly bears, deer, elk, and a variety of small animals and rodents.

 JEWEL GOLD PROPERTY BC LOCATION MAP

Mining Claims

The Jewel Gold Property comprises two MTO mineral claims containing 6 cell units totaling 122.284 hectares in area.

BC Tenure #	Work Due Date	Staking Date	Total Area (Ha.)
502398	Jan. 12, 2007	Jan. 12, 2005	81.523
539332	Aug 14, 2007	Aug. 14, 2006	40.762

Total			122.285

Regional Geology

The Jewel Gold Property lies at or near the contact between a body of President ultrabasic rocks and granitic intrusive rocks belonging to the Dickson – McClure Batholith of the Coast Plutonic Complex. Both the President ultrabasic bodies and Coast Plutonic rocks are of Mesozoic Age.

The President ultrabasic unit, which hosts the Jewel prospect, is one of several such bodies that occur along a northwesterly trend throughout the Bridge River gold camp.

It has been suggested by Church (BCMEMPR, Geological Fieldwork, 1986, Paper 1987-1) that alignment and elongation of the ultramafic bodies, often in association with diorite bodies, suggest emplacement in a major fault zone. The prolific Bralorne-Pioneer gold mines are hosted in similar ultrabasic rocks as those found in the area of the Jewel prospect.

The President ultrabasic rocks are lenticular bodies that follow the belt of the Bralorne diorite. Much of the rock has been converted to serpentine, ranging from green schistose phases, to dull black massive varieties to porphyritic serpentine. The origin of these ultrabasic rocks is thought to be solid emplacement of pyroxenite and dunites in fault zones followed by extensive metasomatism. The age of the ultrabasic intrusions is younger than Upper Triassic and older than Mid-Cretaceous.

Coast Plutonic Complex rocks, which lie immediately south of the Jewel prospect, comprise a large massive body composed of a variety of granitic rocks. The main rock type is hornblende granodiorite with local phases of quartz diorite and biotite granite. The age range for these intrusives is Upper Cretaceous to Lower Tertiary. The Coast Plutonic rocks have an important economic significance as they likely provided the heat and water source for vein-forming and mineral-bearing solutions within the Bridge River gold camp.

Numerous Mesozoic and Tertiary dikes and sills occur throughout the map area and are known to occur at the Jewel prospect. They are commonly fine-grained and massive with little deformation. Tertiary dikes and sills are generally fresh and undeformed, generally as light brown feldspar porphyries and fine-grained pulaskite equivalents, grey and brown hornblende andesite porphyries and, less commonly, fresh basalt dikes.

The structural history of the Bridge River mining camp records repeated cycles of folding and faulting. The major fault lineaments, marking the boundaries of the principal structural domains, commonly coincide with the zones of ultramafic rocks, which are readily recognized and mapped. These boundaries, which trend northwest and north, have remained intact through the emplacement of the Upper Cretaceous to Tertiary granitic plutons. The north-trending boundaries appear to be tension faults, separating horst and graben panels in the northern part of the Bridge River gold camp. The northwest trend is the principal shear direction in a regional stress dynamic.

Within the Bridge River gold camp, there is a 35-kilometre wide zonation of deposits developed laterally and easterly from the Coast Plutonic Complex. Close to the Coast Plutonic rocks, ores tend to be arsenic rich, passing outwards to an antimony zone, ultimately to deposits enriched in mercury. The Bralorne and Pioneer gold-quartz vein mines are examples of arsenic-gold rich types, typical of mineralization that occurs proximal to the Coast Plutonic rocks. The Jewel prospect would also fall into the proximal arsenic-gold rich category.

At the Congress mine, mineralization is characterized by an abundance of stibnite (antimony), arsenopyrite and some cinnabar associated with ankeritic alteration and quartz lenses in shears. The deposit is distal to local granitic intrusions. The Lillomer mercury prospect is located on North Cinnabar ridge remote from the Coast Plutonic Complex. Cinnabar and native mercury occur with calcite in a fissure system.

The Gem mineral prospect, located immediately south of the Jewel prospect, is classified as a hypothermal cobalt-sulpharsenide uranium and gold vein. Mineralization occurs in shears ranging in width from a few centimeters to a few meters, hosted by Coast Plutonic rocks. Irregular lenses of almost solid sulphides contain high values in gold and cobalt with uraninite occurring in the gangue. Also found within the mineral zone are danaite, loellingite, safflorite, arsenopyrite, scheelite and minor molybdenum.

Although different operators have provided varying reserve calculations for the Gem property, a reasonable approximation would be 18,000 to 25,000 tonnes, grading 22.5 g/t gold, 3% cobalt and 0.2% uranium.

Exploration History And Previous Operations

Historic exploration of the Bridge River Mining Camp has focused on the area of the Bralorne-Pioneer mining complex, located approximately 15 to 20 kilometres southeast of the Jewel prospect. The Bridge River mining camp has over 70 mineral localities, of which the Bralorne-Pioneer Mines were the largest producers.

The Bralorne-Pioneer Mines are rated as the foremost gold producer in British Columbia and sixth largest in Canada, with production of 129,169 kilograms (4,152,881 ounces) of gold and 29,581 kilograms (951,070 ounces) of silver (1899-1983 production statistics, BC Minfile). Currently Bralorne Gold Mines Ltd. has commissioned a new pilot test mill and is carrying out a bulk test of the Peter vein on their wholly owned mining property at Bralorne, B.C. Results from the bulk sample will provide the necessary technical background data to allow for a feasibility decision on full-scale production.

The Jewel prospect was discovered in the early 1930’s and was tested between 1934 and 1940 with limited underground development work and a small ore shipment of 51 tonnes. No modern exploration work has been carried out on the Jewel property since that time.

The Gem gold-cobalt-uranium prospect is located approximately one kilometre south of the Jewel prospect. The Little Gem was discovered and staked in 1934, with underground development carried out from 1937 to 1940. Estella Mines carried out access road construction and underground drilling on the Gem in 1952, with further development work by Northern Gem Mining Corporation from 1955 to 1957. Major Resources held the property in 1976 and conducted airborne magnetometer, VLF-EM and radiometric surveys. Anvil Resources Ltd. held the Gem property in 1986 and drilled two holes totaling 373.8 meters.

From 1934 to 1940, 51 tonnes (56 tons) of ore were mined yielding 3732 grams (120 ounces) of gold, for an average grade of 73.18 grams per tonne (2.14 ounces per ton).

Geology of the Mineral Claim

At surface, the Jewel gold vein system strikes west-southwest for about 200 metres (660’) in serpentinized peridotite, near a major contact with the granitic Coast Plutonic Complex. Reportedly the workings consist of 200 metres (660’) of underground development in two shafts and three adits, and several surface trenches. The present condition of the underground workings is not known.

Channel samples taken across the gold vein taken in the 1930’s contain considerable values in gold, with lesser silver and copper. The gold vein generally varies in width from 15 centimetres (6”) to 75 centimetres (30”) with a maximum observed width of 1.5 metres (5’). In places the vein branches along the walls of a feldspar porphyry dike and at one location comprises ‘drag ore’ in a shear zone.

Streaks and pods of pyrite, arsenopyrite and chalcopyrite, averaging 15 centimetres (6”) wide, occur in a siliceous gangue with occasional quartz and calcite streaks. Drift and alluvium obscure strike extensions of the vein, excavator trenching and diamond drilling will be necessary to extend the zone and to test the vein at depth.

Proposed Work Program

A proposed work program includes construction of a control grid, geological mapping and rock sampling, a soil and silt geochemical sampling program, IP geophysical survey, and rock trenching. Based on a compilation of these results, a diamond drill program will be designed to explore and define the potential resources. The following development program is designed to test the property for potentially mineable gold and copper deposits using locally proven geological concepts and exploration techniques.

Cost Estimates of Exploration Programs

The anticipated costs of this development are presented in three results-contingent stages.

Phase 1 Cost Estimate
Geologist – 7 days @ $450/day	$3150.00
Consultant/Project Manager – 7 days @ $450/day	$3150.00
Sampler/Geological Assistant – 7 days @ $250/day	$1750.00
Helicopter – 3.0 hours @ $1500.00 per hour	$4500.00
Truck rental – 1500 km @ 0.75/km inclusive	$1125.00
Rock samples – 50 @ $50.00 per sample	$2500.00
Per diem (with camp rental) – 21 man-days @ $100.00/day	$2100.00
Misc. sampling and field supplies	$500.00
Report and reproduction costs	$1000.00
Subtotal	$19,775.00

Management Fee @ 15%	$2966.25
Contingency @ 10%	$1977.50

Total	$24,718.75

GST@ 6%	$1483.13

NET TOTAL	$26,201.88

Phase 2 Cost Estimate
Detailed surface and underground geological mapping and rock sampling, grid construction, IP and Mag surveys, establish drill and rock trenching targets, four-man crew with camp and supplies, helicopter
transportation, report. Estimated time to complete – 15 days	$85,000.00

Phase 3 Cost Estimate
1000 metres of diamond drilling @ 100.00 per metre, plus geological supervision, camp and supplies, helicopter transportation, assays, report. Estimated time to complete – 24
days	$175,000.00

TOTAL	$286,201.88

EMPLOYEES

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

PLAN OF OPERATIONS

Our business plan is to proceed with the exploration of the Jewel Gold property to determine whether there is a potential for gold or other metals located on the properties that comprise the mineral claims. We have decided to proceed with the exploration program recommended by the geological report. We anticipate that the three phases of the recommended geological exploration program will cost approximately $26,000, $85,000 and $175,000 respectively. We had $NIL in cash as of August 31, 2006. The lack of cash has kept us from conducting any exploration work on the property.

We anticipate that we will incur the following expenses over the next twelve months:

  $875 to be paid to the British Columbia Provincial government to keep the claims valid;
  $26,000 in connection with the completion of Phase 1 of our recommended geological work program;
  $85,000 in connection with the completion of Phase 2 of our recommended geological work program;
  $175,000 for Phase 3 of our recommended geological work program; and
  $10,000 for operating expenses, including professional legal and accounting expenses associated with compliance with the periodic reporting requirements after we become a reporting issuer under the Securities Exchange Act of 1934, but excluding expenses of the offering.

If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim, as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

RESULTS OF OPERATIONS

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2006, our total cash on hand at the end of the period was $NIL. Since our inception on June 21, 2006, to the end of the period August 31, 2006, we incurred a loss of $20,855. We attribute our net loss to having no revenues to offset our operating expenses. At August 31, 2006, we had an accumulated deficit of $20,855.

From our inception on June 21, 2006 to the end of the period August 31, 2006, net cash provided by investing activities was $20,000. Net cash after operating and financial activities was a deficit of $20,000. For the period ended August 31, 2006, net cash used in the purchase of Jewel Gold property was $20,000. At the end of the period August 31, 2006 the Company had outstanding accounts payable of $855.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to operate our business for the next twelve months. We will raise the capital necessary to fund our business through a private placement and public offering of our common stock. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. We have not yet determined whether we will separately register our securities under Section 12 of the 1934 Act.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole Executive Officer and Director follows:

NAME	AGE	POSITION AND TERM OF OFFICE

Jason Gin	27	President, Secretary, Treasurer and Director

At present, we have only one Executive Officer and Director. Our Bylaws provide for a board of directors ranging from 1 to 9 members, with the exact number to be specified by the board. All directors will hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers will hold office until the next annual meeting of our Board of Directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our sole Executive Officer and Director, Jason Gin:

In February 1998, I began work with a small business out of Vancouver named Sevco Foods Ltd. Over the eight years that I spent there, I have been through every position available, from delivering food to managing the warehouse to running daily operations.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole Executive Officer and Director for the period from inception through August 31, 2006

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Jason Gin	Sole Executive Officer	$0

We have no employment agreements with our sole Executive Officer. We will not pay compensation to Directors for attendance at meetings. We will reimburse Directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole Executive Officer and Director:

(1)   This table is based on 10,000,000 shares of common stock outstanding

As of the date of this prospectus, Mr. Jason Gin is our only shareholder.

NAME AND ADDRESS OF OWNER	SHARES OWNED PRIOR TO OFFERING	SHARES TO BE OFFERED FROM SELLING SHAREHOLDER'S ACCOUNT	SHARES TO BE OWNED UPON COMPLETION OF OFFERING	PERCENTAGE OF CLASS (1)
				BEFORE OFFERING	AFTER OFFERING
Jason Gin 2348 West 23rd Vancouver BC V6L – 1N6 604.6284222	10,000,000	2,500,000	7,500,000	100%	75%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

  any of our Directors or Officers;
  any nominee for election as a Director;
  any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
  any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 150,000,000 shares of common stock, par value $0.001 per share, and we have not authorized the issuance of preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

TRANSFER AGENT AND REGISTRAR

West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements as of August 31, 2006 have been audited by MOORE & ASSOCIATES, chartered accountant and associates, as set forth in its report. The financial statements have been included in reliance upon the authority of MOORE & ASSOCIATES as experts in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 100 F Street, NE, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOORE & ASSOCIATES, CHARTERED
             ACCOUNTANTS AND ADVISORS
                                 PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Las Vegas, Nevada

We have audited the accompanying balance sheet of Flomo Resources Inc (A Exploration Stage Company) as of August 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception June 21, 2006, through August 31, 2006, and the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flomo Resources Inc (A Exploration Stage Company) as of August 31, 2006 and the results of its operations and its cash flows from inception June 21, 2006, through August 31, 2006 and the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s net losses and accumulated deficit of $20,855 as of August 31, 2006 raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
September 18, 2006

FLOMO RESOURCES INC.
BALANCE SHEET
(An exploration Stage Company)
(Stated in US Dollars)

August 31
2006

ASSETS

CURRENT ASSETS
Cash and Equivalents	$-
Total Current Assets

FIXED ASSETS
Total Fixed Assets	-

TOTAL ASSETS	$-

CURRENT LIABILITIES
Accounts Payable	$855
Total Current Liabilities	$855

LONG-TERM LIABILITIES
Total Long-Term Liabilities	$-

TOTAL LIABILITIES	$855

STOCKHOLDERS' EQUITY
Common Stock, $0.001 par value
150,000,000 shares authorized, 10,000,000
shares issued and outstanding	$10,000
Paid in Capital	$10,000
Retained Earnings (deficit)	$(20,855)
TOTAL STOCKHOLDERS EQUITY	$(855)

TOTAL LIABILITIES &
STOCKHOLDER'S EQUITY	$-

The accompanying notes are an integral part of these financial statements

FLOMO RESOURCES INC.
STATEMENT OF OPERATIONS
(An exploration Stage Company)
(Stated in US Dollars)

August 31 2006

REVENUE	$-

EXPENSES
Incorporation	$855
Professional fees	$-
Total Expenses	$855

Other Income and Expenses

Impairment (loss) of Mineral Rights	$(20,000)

Net Income	$(20,855)

Basic & Diluted (loss) per Share	(0.002)

Weighted Average Number
of Shares Outstanding	10,000,000

The accompanying notes are an integral part of these financial statements

FLOMO RESOURCES INC.
STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)
From Inception (June 21, 2006) to August 31, 2006
(An Exploration Stage Company)
(Stated in US Dollars)

	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid in	Deficit	Equity
			Capital

Common Stock Issued @ Founders
for Cash ( $0.002 per share)	10,000,000	$10,000	$10,000		$20,000

Net (Loss) for period				$(20,855)	$(20,855)
Balance, August 31, 2006	10,000,000	$10,000	$10,000	$(20,855)	$(855)

The accompanying notes are an integral part of these financial statements.

FLOMO RESOURCES INC.
STATEMENT OF CASH FLOWS
(An exploration Stage Company)
(Stated in US Dollars)

August 31 2006

CASH FLOWS FROM INVESTING OPERATING ACTIVITIES

Net Income	$(20,855)
Adjustments to Reconcile Net Income
to Net Cash Provided by Operations:
Accounts Payable	$855
Net Cash Provided By (Used in) Operating Activities	$(20,000)

CASH FLOWS FROM INVESTING ACTIVITIES
Net Cash Provided By (Used in) Investing Activities	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Shares Issued and Outstanding	$10,000
Additional Paid-in Capital	$10,000
Net Cash Provided By (Used in) Financing Activities	$20,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$-

The accompanying notes are an integral part of these financial statements

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 1 -	ORGANIZATION AND DESCRIPTION OF BUSINESS

The company was incorporated in the State of Nevada on June 21, 2006 as Flomo Resources Inc.

The Company is engaged in the exploration, development and production of gold.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable.

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.      Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.

Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset unrealized exchange differences are recognized in the income statement. For non-monetary financial investments unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.

e.      Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.      Assets

The company holds no assets as of August 31, 2006.

August 31
2006

ASSETS

CURRENT ASSETS
Cash and Equivalents	$-
Total Current Assets 3

FIXED ASSETS
Total Fixed Assets	-

TOTAL ASSETS	$-

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property.

The Jewel gold prospect is located approximately 10 kilometres northwest of the town of Goldbridge, BC, and 15 to 18 kilometres NW of the prolific Bralorne- Pioneer Gold Mines, in the famed Bridge River Gold Mining Camp.

The Jewel prospect (BC MINFILE #092JNE108) lies directly north of the Little Gem property (BC MINFILE #092JNE068) on the north spur of Mount Penrose, between Roxey Creek and Jewel Creek at elevations from 1650 metres (5400’) to 1850 metres (6100’). The workings consist of surface trenches, two short shafts and three adits, exploring a southerly dipping vein system at least 200 metres (660’) in length. Vein samples are reported to assay up to 7.086 ounces per ton gold, 1.26 opt silver and 1.7% copper (GSC Paper 43-15). From 1934 to 1940, 51 tonnes (56 tons) of ore were mined yielding 3732 grams (120 ounces) of gold, for an average grade of 73.18 grams per tonne (2.14 ounces per ton).

The following budget estimate for an initial geological field assessment of the Jewel prospect is as follows: (In Canadian Funds)

Consulting Fees

Professional Geoscientist
2 days property examination, 2 days travel @ $400.00/day	$1600.00

Geological Assistant
2 days property examination, 2 days travel @ $300.00/day	$1200.00
Accommodation and Food
2 men @ $100.00 per man-day x 4 days	$800.00

4x4 Truck Usage Inclusive
1000 km @ 0.70 per km	$700.00
Analytical Costs
20 rock samples @ $30.00 /sample	$600.00

Supplies and Equipment	$100.00
Report and Drafting	$1000.00

Subtotal	$6000.00
GST tax @ 7%	$420.00

Total Budget Phase 1 program	$6420.00	Can

($5264.40 US @ 0.82 exchange rate)
(Plus applicable work recording fees of $10.00 per claim unit per year)

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Phase 2

Phase 2 is a 2-person 7-day long field examination with GPS-controlled geological mapping and assay sampling of mineralized exposures and surveying accessible underground workings.
Estimated cost: $10,000.00 Can. ($8200.00 US @ 0.82 exchange rate).

Phase 3

Phase 3 is a 2-person 7-day long field program designed to delimit the mineralized vein system through grid geophysics and soil geochemistry. Property-wide prospecting will be done to locate and sample any additional mineralized structures.
Estimated cost: $15,000.00 Can. ($12,300.00 US @ 0.82 exchange rate).

g.      Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has no revenues as of August 31, 2006 and has paid expenses for $20,855 during the same period, $855 representing incorporation costs and $20,000 in recognition of an impairment loss for the mineral claims.

In accordance with FASB/ FAS 142 option 12, paragraph 11 “Intangible Assets Subject to Amortization”, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has been has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliable determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

August 31 2006
REVENUE	$-
EXPENSES
Incorporation	$855
Professional fees	$-
Total Expenses	$855
Other Income and Expenses
Impairment (loss) of Mineral Rights	$(20,000)
Net Income	$(20,855)

h.      Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At August 31, 2006, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

August 31 2006
Net Income	$(20,855)

Basic & Diluted (loss) per Share	(0.002)

Weighted Average Number
of Shares Outstanding	10,000,000

i.      Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

August 31
2006

ASSETS

CURRENT ASSETS
Cash and Equivalents	$-

j.      Liabilities

Liabilities are made up of current liabilities.

Current liabilities include accounts payable of $ 855 on aggregate.

August 31
2006

CURRENT LIABILITIES
Accounts Payable	$855
Total Current Liabilities	$855

LONG-TERM LIABILITIES
Total Long-Term Liabilities	$-

TOTAL LIABILITIES	$855

Share Capital

a) Authorized:

150,000,000 common shares with a par value of $0.001

b) Issued:

As of August 31, 2006, there are Ten Million (10,0000,000) shares issued and outstanding at a value of $0.002 per share for a total of $20,000.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares.

FLOMO RESOURCES INC.
(An Exploration Stage Company).
Footnotes to the Financial Statements.
From inception (June 21, 2006) to August 31, 2006.
(Stated in U.S. Dollars)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 3 -	GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net (loss) of ($20,855) for the period from June 21, 2006 (inception) to August 31, 2006 and has not generated any revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

          Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

          Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The expenses to be paid by us in connection with the securities being registered are as follows:

	AMOUNT
Securities and Exchange Commission Registration Fee	$100	*
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50
Total	$10,000	*

------------------
*Estimated amount

ITEM 3. UNDERTAKINGS.

                    The Company hereby undertakes to:

     1)      File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                    i)      Include any prospectus required by section 10(a)(3) of the Securities Act; and

                    ii)     Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    iii)     Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3)      To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4)

That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)      Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)     Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

The Company issued 10,000,000 shares of common stock on June 21, 2006 to the founder, Mr. Jason Gin, at a price of $0.002 per share, for total proceeds of $20,000. Mr. Gin is our sole Executive Officer and Director. These shares were issued pursuant to Section 4(2) of the Securities Act. The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to Mr. Gin who is a sophisticated investor. As a promoter of our Company since our inception, Mr. Gin is in a position of access to relevant and material information regarding our operations. No underwriters were used.

ITEM 5. INDEX TO EXHIBITS.

REGULATION
S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation, as amended

3.2	Bylaws

5.1	Legal Consent, Aaron D. McGeary

10.1	Asset Purchase Agreement

23.1	Consent of Auditor, MOORE & ASSOCIATES, Chartered

ITEM 6. DESCRIPTION OF EXHIBITS.

See item 5 above

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, province of British Columbia, on September 19, 2006

FLOMO RESOURCES, INC.

By: /s/ JASON GIN
---------------------------------------
Jason Gin,
Chief Executive Officer, Chief Financial Officer, (Principal Executive Officer and Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacity and on the date stated.

SIGNATURE	TITLE	DATE

/s/ JASON GIN	Chief Executive Officer,	September 19, 2006
----------------------	Chief Financial Officer, President,	--------------------------
Jason Gin	Secretary, Treasurer and Director
(Principal Executive Officer and
Principal Accounting Officer)